

September 22, 2022

Jeffrey Tarr
Chief Executive Officer
Skillsoft Corp.
300 Innovative Way, Suite 201
Nashua, New Hampshire 03062

      Re: Skillsoft Corp.
          Form 10-K for the Fiscal Year Ended January 31, 2022
          Form 10-Q for the Quarterly Period Ended July 31, 2022
          Form 8-K Filed September 7, 2022
          Form 8-K Filed August 15, 2022
          File No. 001-38960

Dear Mr. Tarr:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1.   We note you appear to combine Successor and Predecessor financial statements in your non-GAAP presentation. Tell us why you believe combining these financial statements is appropriate, referring to your basis in accounting literature. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

Form 10-Q for the quarterly period ended July 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

2.   We note that you elected to not separately disclose the cash flows related to your discontinued operation for each period presented. Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations in your "Liquidity and Capital Resources" disclosures, as such information is not apparent from your cash flow statement. Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.

Form 8-K filed on September 7, 2022

Exhibit 99.1, page 11

3.   We note your reconciliations of non-GAAP Financial Measures. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

4.   We note that adjustment (1) non-GAAP revenue adjustments include the add back of reseller fees, which are presented on a net basis in GAAP revenue. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature. We refer you to the guidance in Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

5.   Please clarify and disaggregate items included in the adjustments labeled "Recapitalization and acquisition-related costs" and "Non-recurring costs and other." For each adjustment, explain whether they represent normal, recurring, cash operating expenses necessary to operate your business. We refer you to Rule 100(b) of Regulation G and Question 100.01 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

6.   We note that adjustment (3) non-GAAP revenue adjustment includes one month of proforma Codecademy revenue to allow better comparison against the three months ended April 30, 2022. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature.

7.   We note your presentation of Adjusted EBITDA margin % for each period presented. Please reconcile this non-GAAP measure to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Form 8-K filed on August 15, 2022

Item 2.01. Completion of Acquisition or Disposition of Assets., page 1

8.   We note that on August 15, 2022, pursuant to that certain Stock Purchase Agreement (the "Purchase Agreement"), by and among Skillsoft Corp., a Delaware corporation ("Skillsoft"), Skillsoft (US) Corporation, a Delaware corporation ("Seller"), Amber Holding Inc., a Delaware corporation (the "Company"), and Cornerstone OnDemand, Inc., a Delaware corporation ("Buyer"), Skillsoft completed the previously announced sale of one hundred percent (100%) of the outstanding shares of capital stock of the Company to Buyer (the "Transaction"). Please explain why you did not provide pro forma financial information prepared in accordance with Article 11 for your most recently completed fiscal year and subsequent interim period. We refer you to Item 9.01 of the General Instructions to Form 8-K.
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In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology